SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated November 4, 2003, regarding 2003/04 half year results including 2nd quarter to 30 September 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date	November 4, 2003	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

SCOTTISH POWER plc

2003/04 HALF YEAR RESULTS including 2nd Quarter to 30 September 2003

•	Profit before tax* increased by 17% to £393 million

•	Earnings per share* of 15.6 pence, an increase of 15%

•	Investment of £387 million, including £155 million (40%) for organic growth

•	Dividend per share of 4.75 pence for the quarter, in line with our previously stated aim

Quarter 2			Half Year
2003/04	2002/03	£ million	2003/04	2002/03

1,280	1,209	Turnover	2,525	2,447

220	193	Operating profit	452	380

253	228	Operating profit excluding goodwill	519	451

156	150	Profit before tax	327	265

189	185	Profit before tax excluding goodwill	393	337

5.7	5.5	Earnings per share (pence)	11.9	9.7

7.5	7.3	Earnings per share excluding goodwill (pence)	15.6	13.6

4.75	7.177	Dividends per share (pence)	9.50	14.354

*	Excluding goodwill amortisation

ScottishPower Chief Executive, Ian Russell, said:

“I am pleased to report another set of good results with earnings per share* up 15%. These results reflect the benefit of our continued focus on improving operational performance and investing in our business. Of the £387 million invested in the six months, £155 million was invested for growth.

Our strategy is to continue to make further operational improvements and to invest in initiatives with a range of attractive returns that will deliver organic growth. The markets in which we operate have good underlying growth in demand, particularly in the US. We also see increasing opportunities to build on the strengths of our business and increase our market share. As a result we will continue to invest in the expansion of our generation, networks and gas storage assets. We will also consider making selective acquisitions of smaller operations that complement our existing business and accelerate our organic growth.

As part of this strategy, we expect capital investment this year to rise to £1 billion of which half will be invested to deliver organic growth. We have today announced a major investment in our US regulated business with our decision to build a 525 MW gas-fired plant at Currant Creek, Utah, in addition to our recently announced 50% share in a new 160 MW wind farm in Colorado.”

FINANCIAL OVERVIEW

Group turnover for the quarter to 30 September 2003 increased by £70 million to £1,280 million and by £78 million to £2,525 million for the half year. The increase in UK turnover was driven primarily by higher sales in England and Wales in the UK Division and higher new connection and regulated revenues from Infrastructure Division. In PacifiCorp higher retail revenues due to increased average prices, load and customer growth supported by investment in network expansion, was offset by reduced wholesale revenues as a result of lower sales volumes and the translation impact of the weaker US dollar. In PPM turnover increased, driven by the investment in gas storage and windfarms.

Operating profit for each of our four businesses increased in the first six months. In the half year both PacifiCorp and UK Division delivered substantial improvements over last year, of £43 million and £27 million excluding goodwill amortisation respectively, due to improved operational performance and the benefit of investment. Group operating profit increased to £220 million in the quarter and to £452 million in the half year. Excluding goodwill amortisation, operating profit was £253 million in the quarter, up £25 million, and £519 million for the half year, up £68 million. The contribution to last year’s operating profit from discontinued operations was £14 million in the half year.

Half year profit before tax was up £61 million at £327 million. Excluding goodwill amortisation, profit before tax increased by £57 million to £393 million. Continuing operations, including associates and joint ventures, contributed an additional £85 million to operating profit excluding goodwill amortisation offset in part by the £14 million reduction in discontinued operations. Interest was higher by £14 million, due principally to lower hedging benefits. The effective rate of tax increased to 27% as expected. Earnings per share increased by 2.2 pence to 11.9 pence for the half year and were marginally ahead of last year at 5.7 pence for the quarter. Excluding goodwill amortisation, earnings per share increased by 2.0 pence (15%) to 15.6 pence for the half year, with the improvement comprising 2.4 pence in the six months from continuing operations, offset by 0.4 pence from discontinued operations reported last year.

Operating cash flow for the half year improved by £70 million to £690 million. Interest, tax and dividend payments totalled £445 million while other net inflows which impact net debt, other than capital expenditure, were £63 million. This provided cash of £308 million, which was sufficient to cover all of our refurbishment and upgrade capital spend and contributed £79 million towards our investment in growth projects. After the benefit from the weaker dollar, net debt at 30 September 2003 was £4,280 million, £41 million lower than at 31 March 2003. Gearing (net debt/shareholders’ funds) of 92%, was in line with 31 March 2003. Proceeds from our $700 million convertible bond issue were received in July 2003.

Note:  ScottishPower assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation. Unless otherwise stated, “half year” relates to the six months to 30 September 2003, and “quarter” relates to the three months to 30 September 2003.

INVESTMENT

Our investment strategy is to support the growth and development of our regulated and competitive businesses through a balanced programme of capital investment which will deliver organic growth. This growth will come from investing in new generation, networks and gas storage assets. We will also consider making selective acquisitions of operations that complement our business and will accelerate our organic growth. We will create value for shareholders by investing for growth to deliver returns ranging from allowed rates of return in our regulated businesses to higher returns in our competitive businesses. All investments are assessed on a risk adjusted returns basis, are expected to be earnings enhancing and should support our aim to retain our A- credit rating for our principal operating businesses.

We invested £387 million in the half year, including £155 million (40%) to deliver sustained organic growth for shareholders, of which 68% was invested in the US and 32% in the UK. Including new investments announced for PacifiCorp and PPM, capital investment across the group in the full year and next year is expected to average around £1.1 billion per annum, of which some 50% will be invested for growth in generation, networks and gas storage and the remainder in refurbishing our asset base. The growth capital includes construction of a new 525 MW gas-fired plant located south of Salt Lake City, Utah. In the longer term we see the potential for increased investment opportunities which, provided they fit our strict criteria for growth, will create shareholder value.

DIVIDEND

In line with our previously stated aim, the second quarter dividend of 2003/04 will be 4.75 pence per share, payable on 15 December 2003, taking the half year dividends to 9.50 pence per share. The ADS dividend rate will be confirmed in a separate announcement today.

PACIFICORP

PacifiCorp is our regulated US business. Its strategic priorities are to:

•	Achieve ROE target/$1 billion EBIT by 2004/05
•	Manage energy risk and supply/demand balance
•	Deliver excellent customer service
•	Invest to grow the regulatory asset base, including delivery of the integrated resource plan

PacifiCorp remains on track to achieve $1 billion EBIT by 2004/05. In the quarter PacifiCorp reported operating profit of £118 million, up by £10 million, bringing operating profit for the half year to £254 million, up £48 million compared to the equivalent period last year. Excluding goodwill amortisation, operating profit was £150 million for the quarter, an increase of £9 million and £318 million for the six months, an increase of £43 million.

Growth in our retail sales improved operating profit by £51 million at the half year, primarily as a result of increased customer usage, favourable weather conditions and regulatory recoveries. Lower net power costs and other gross margin movements contributed £4 million and operating efficiencies delivered £20 million of benefits. Offsetting these improvements were additional costs of £16 million, mainly labour related, and higher depreciation of £8 million. The unfavourable translation effect of the weaker US dollar was £8 million.

PacifiCorp continues to pursue general rate cases to ensure invested costs are appropriately reflected in revenue. In August 2003 PacifiCorp was granted an annual revenue increase of approximately $8.5 million in Oregon as part of a general rate case, and a further one-off amount of $12 million by early removal of a merger credit. Early implementation of the new rates will benefit revenues by $5 million in the current financial year.

PacifiCorp also confirmed with regulators in Utah its rate request for $125 million driven by capital investments and increased costs needed to support system growth. On average, the requested net increase is approximately 13.4% over rates currently in effect.

In September 2003, PacifiCorp made regulatory filings in Oregon, Utah, Wyoming and Idaho as part of its Multi-State Process (MSP) to address existing and future issues regarding allocation of costs and benefits in the states served by PacifiCorp. The filings outline an interstate allocation method for PacifiCorp’s generation, power supply, transmission and administrative costs for retail customers and have been the subject of intensive meetings with regulators over the past two years. The filings combined elements from several proposals to address specific needs of each state. MSP filings in Washington and California are expected to be coordinated with pending and future rate case activities in those states.

PacifiCorp successfully managed power demand during the summer of 2003 through a robust combination of existing physical resources, hedge products, peaking generation facilities, and new interruptible industrial customer contracts. PacifiCorp remains well-positioned and has essentially balanced resources and expected demand for the winter of 2003/04. We entered into a new weather-related hedge to minimise partially the risk associated with an extremely cold winter and associated high prices, and implemented a natural gas purchasing strategy to minimise risks associated with price volatility. PacifiCorp’s electricity and natural gas positions for the summer of 2004 are fully hedged based on current demand forecasts.

Focus on customer service was recognised when PacifiCorp’s overall customer satisfaction ranking improved three places among large customers to a top three position out of 60 US utilities based on a 2003 survey by TQS Research of Atlanta.

Net investment in assets for the half year was £197 million, with £70 million (36%) in network expansion, particularly along the Wasatch Front in Utah where growth in demand remains high. Network and generation refurbishment expenditure was £87 million, including £21 million on major overhauls at the Dave Johnston and Jim Bridger coal-fired plants in Wyoming, which will contribute to improved operating efficiency and plant availability, and reduce exposure to short-term power markets. A further £40 million was invested in other projects including information technology and hydro relicensing. As reported in the first quarter, a provision of £25 million was also made for the future reclamation of the Bridger coal mine in Wyoming. We expect all prudently incurred investments to earn their regulatory rate of return, and contribute to an increase in the rate base of PacifiCorp.

As part of assessing future power resource needs under its integrated resource plan (IRP), PacifiCorp is currently reviewing the results from the first requests for proposals (RFP) for new resources primarily in the eastern service territory. PacifiCorp has determined that the construction of a new 525 MW gas-fired plant, located at Currant Creek, Utah, 75 miles south of Salt Lake City, would be the lowest cost resource to meet energy needs. The cost of the plant will be approximately $350 million and is expected to be on-line in two phases, 280 MW in 2005 and 245 MW in 2006. We are pleased to see the IRP action plan being implemented, with the construction of this new power plant being an important step forward to help meet future demand in the eastern part of PacifiCorp’s service territory.

INFRASTRUCTURE DIVISION

Infrastructure Division is our regulated UK wires business. Its strategic priorities are to:

•	Invest consistently to add future value, including supporting renewables
•	Optimise our position through the 2005 price control reviews and the introduction of BETTA
•	Deliver cost-effective, high quality customer service

Infrastructure Division’s operating profit improved by £8 million to £179 million for the half year, with operating profit lower by £3 million in the quarter at £89 million. Property sale gains, reported in quarter one, contributed £6 million to the increase in the half year operating profit, with regulated revenues and favourable net operating costs adding £1 million each. In the quarter, net operating costs were higher by £3 million mainly as a result of a non-recurring item in the prior year.

Net capital expenditure for the half year was £119 million. Growth capital of £31 million (26%) was invested in new customer connections and expenditure on reinforcement of the network. The remaining £88 million was spent mainly on refurbishing the network.

The efficient and focused delivery of our capital programme supports our position to the 2005 price control reviews. We have completed the replacement of over 400 distribution switchgear units in the half year. This will improve network reliability, customer service and lower maintenance costs. We have installed some 50 automatic switching schemes and modernised over 100 km of overhead lines to improve network performance and to accelerate the restoration of interrupted supply. We have nearly completed network reinforcement at Gretna, which mitigates for the imminent closure of BNFL’s Chapelcross power station, and the replacement of the poorly performing 132 kV switchgear at the Ince substation in Cheshire, both of which will improve performance and lower maintenance costs.

We continue to work with Ofgem and the rest of the industry to develop the framework of price controls, with a continued focus on the provision of a sufficient and stable return that will allow all companies to attract and retain funding from capital markets. Further, we welcome Ofgem’s consultation on ways of allowing transmission companies to invest in networks to support the Government’s planned expansion of renewable generation.

UK DIVISION

The UK Division is our competitive integrated generation and supply business. Its strategic priorities are to:

•	Enhance margins through our integrated operations
•	Increase the value of our customer base through targeted sales growth and improved customer service
•	Progress towards achieving 10% of electricity supply from renewable sources by 2010

The UK Division reported an operating profit of £4 million for the quarter, an improvement of £16 million, and £5 million for the half year, an increase of £27 million. Excluding goodwill amortisation, the operating profit was £5 million for the quarter and £7 million for the half year, up £16 million and £27 million, respectively. This improved performance included the benefit of growing customer numbers and the renegotiated Nuclear Energy Agreement, which contributed to the increase in electricity margins of £22 million in the quarter and £39 million for the half year. Gas margins reduced, down £2 million in the quarter and £3 million for the half year, as a result of higher transportation costs. Other business activities, including our waste derived fuel plant, contributed operating profit of £1 million in the quarter and £3 million for the half year. Operating costs increased by £5 million in the quarter and £12 million for the half year, driven by investment in energy efficiency and customer capture.

We have continued to grow successfully customer numbers with some 250,000 gained in the half year to total 3.9 million. In the half year our direct debit penetration increased by 3 percentage points and sales of our recently launched Capped Price product will lead to further improved retention of customers. We have lowered our cost to serve and improved customer retention performance with a further reduction in overall churn by 3 percentage points compared to the six months to March 2003. Further energy sales are being generated through a deal announced in August 2003 with Lloyds TSB which provides a nationally recognised channel to market. This deal complements that already in place with the Sainsbury supermarket chain.

The UK Division invested £35 million in capital projects, with £19 million (54%) invested in growth. Of this, £7 million was spent on an ongoing project to upgrade the 400 MW Cruachan pumped storage hydro station. The upgrade, expected to be completed in April 2004, will add 40 MW of additional capacity at this very flexible facility, creating greater capability under the NETA Balancing Mechanism.

Capital of £8 million was invested in the continuing refurbishment of our Longannet generation plant to help deliver improved flexibility. We are increasing the capability to start up from low or no load at the station which will allow us to capture peak prices and higher margins, resulting in improved financial performance.

£8 million was invested on the 30 MW Cruach Mhor windfarm and £4 million on other windfarm developments. Cruach Mhor will qualify for Renewable Obligation Certificates and is expected to deliver attractive returns with a relatively short cash payback period. The windfarm is due to come on line by March 2004.

We continue to address the issues raised by BAA relating to radar at our proposed windfarm at Whitelee.

Our engineers have provided extensive technical analysis to BAA regarding its objection to the proposed Black Law windfarm on the grounds of potential airport radar interference and we are pleased that this has now led to the major objection being withdrawn. We are working to resolve other final planning matters and expect to begin construction of around 96 MW of capacity in Spring 2004.

Finally, we have focused strongly on reducing sales complaints and have achieved first position in the energywatch league table for lowest Direct Selling complaints.

PPM

PPM is our competitive US energy company. Its strategic priorities are to:

•	Continue to be a leading provider of renewable energy products
•	Grow natural gas storage and hub services business
•	Create additional value by optimising the returns from our capability across gas and power

Operating profit for PPM was £10 million in the quarter and £15 million for the half year, improvements of £3 million and £4 million respectively. The improvements in the half year were due to increased returns from our energy management activities, including optimisation benefits around PPM’s assets of £3 million, and higher contributions from our Katy and Alberta Hub gas storage facilities of £4 million. Other activities, including new generation resources, added a further £5 million to operating profit, including £2 million from new wind power as plant at the High Winds Energy Center came on-line during the quarter. As expected, operating costs to support business growth, including depreciation, increased by £7 million in the first six months. The unfavourable translation effect of the weaker dollar was £1 million.

PPM is positioned as the second largest provider of wind power in the US, with wind power under its control of approximately 830 MW, including projects under construction. PPM remains committed to its goal of 2,000 MW of wind power by 2010.

Capital investment for the half year was £36 million, including growth investment in new wind projects currently under construction and an additional 17% ownership interest purchased in the Alberta Hub gas storage facility, increasing PPM’s ownership interest to 57%. The wind projects under construction are the Moraine and Flying Cloud windfarms in the midwest, the Mountain View III windfarm in the western US and the Colorado windfarm described below.

In October 2003, PPM made a $28 million investment in a 50-50 joint venture with Shell Wind Energy Inc., to acquire a windfarm, currently under construction, in southeastern Colorado from GE Wind Energy. All output from this project, which could be up to 162 MW, is being sold under a 15-year power supply agreement with Public Service Company of Colorado. Construction is well underway and the ultimate investment is contingent on the scheduled completion of turbines by GE Wind Energy by 31 December 2003. The total project cost is expected to be approximately $210 million, and will be funded by 40% equity and 60% limited recourse project debt. PPM’s equity contribution at full construction will be $42 million, with an attractive return on equity and relatively short cash payback period. PPM has the option to expand the project by a further 200 MW.

Construction is underway on the 22 MW Mountain View III wind project in southern California, and is expected to be operational by the end of December 2003, with the entire output sold under a long-term contract to a utility based in San Diego. In addition, the first 146 MW of the 162 MW High Winds Energy Center began commercial operation in September 2003 and approximately two thirds of the High Winds output is already under long-term contract. PPM has also agreed to purchase the output of a 144 MW windfarm in southwestern Wyoming, owned by FPL Energy, and is actively marketing the output, consistent with PPM’s business objective to lock in margin under long term contracts.

PPM’s gas storage and hub services business manages a total of 44 BCF of capacity. Commercial activity at the Alberta and Katy gas storage and hub services facilities continues to exceed expectations against original business projections and provides attractive returns on the capital invested.

In addition to existing storage and hub services, PPM continues to evaluate several gas storage development sites in key trading locations across North America that could come on line in 2004 or later. PPM is evaluating further investment in the Alberta hub gas storage facility in Canada to further improve operating efficiencies.

OUTLOOK

These results reflect our strong start to the year. We remain focused on improving the operational performance of our business and investing for organic growth. We are confident that our expectations for the full year will be delivered.

INVESTOR TIMETABLE

12 November 2003	Shares go ex-dividend for the second quarter
14 November 2003	Last date for registering transfers to receive the second quarter dividend
15 December 2003	Second quarter dividend payable
4 February 2004	Announcement of results for the third quarter and nine months ending 31 December 2003

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

–	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

—	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;
—	the availability of acceptable fuel at favorable prices;
—	the availability of operational capacity of plants;
—	the success of reorganizational and cost-saving efforts; and
—	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527

Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

for the three months ended 30 September 2003

		Three months ended 30 September
	Notes	Continuing operations and Total 2003 £m		Continuing operations and Total 2002 £m
Turnover: group and share of joint ventures and associates		1,287.7		1,215.6
Less: share of turnover in joint ventures		(7.8)		(6.0)
Less: share of turnover in associates		(0.1)		(0.2)

Group turnover	2	1,279.8		1,209.4
Cost of sales		(785.8)		(760.8)

Gross profit		494.0		448.6
Transmission and distribution costs		(128.5)		(117.8)
Administrative expenses (including goodwill amortisation)		(149.1)		(144.2)
Other operating income		3.2		6.6

Operating profit before goodwill amortisation		253.1		227.8
Goodwill amortisation		(33.5)		(34.6)

Operating profit	2	219.6		193.2
Share of operating loss in joint ventures		(0.4)		(1.2)

Profit on ordinary activities before interest		219.2		192.0
Net interest and similar charges
—Group		(62.0)		(40.6)
—Joint ventures		(1.3)		(1.5)

		(63.3)		(42.1)

Profit on ordinary activities before goodwill amortisation and taxation		189.4		184.5
Goodwill amortisation		(33.5)		(34.6)

Profit on ordinary activities before taxation		155.9		149.9
Taxation	3	(51.1)		(47.7)

Profit after taxation		104.8		102.2
Minority interests		(1.6)		(1.5)

Profit for the period		103.2		100.7
Dividends	5	(87.4)		(132.7)

Profit /(loss) retained		15.8		(32.0)

Earnings per ordinary share	4	5.65	p	5.46	p
Adjusting item—goodwill amortisation		1.83	p	1.88	p

Earnings per ordinary share before goodwill amortisation	4	7.48	p	7.34	p

Diluted earnings per ordinary share	4	5.58	p	5.46	p
Adjusting item—goodwill amortisation		1.79	p	1.87	p

Diluted earnings per ordinary share before goodwill amortisation	4	7.37	p	7.33	p
Dividend per ordinary share	5	4.75	p	7.177	p

The Notes on pages x to x form part of these Accounts.

Group Profit and Loss Account

for the six months ended 30 September 2003

	Six months ended 30 September
	Notes	Continuing operations and Total 2003 £m		Continuing operations 2002 £m		Discontinued operations 2002 £m		Total 2002 £m
Turnover: group and share of joint ventures and associates		2,540.4		2,430.2		26.7		2,456.9
Less: share of turnover in joint ventures		(14.9)		(9.6)		—		(9.6)
Less: share of turnover in associates		(0.3)		(0.3)		—		(0.3)

Group turnover	2	2,525.2		2,420.3		26.7		2,447.0
Cost of sales		(1,527.5)		(1,510.2)		(11.4)		(1,521.6)

Gross profit		997.7		910.1		15.3		925.4
Transmission and distribution costs		(251.3)		(236.5)		—		(236.5)
Administrative expenses (including goodwill amortisation)		(305.9)		(319.9)		(1.3)		(321.2)
Other operating income		11.6		11.9		—		11.9

Operating profit before goodwill amortisation		518.9		436.9		14.0		450.9
Goodwill amortisation		(66.8)		(71.3)		—		(71.3)

Operating profit	2	452.1		365.6		14.0		379.6
Share of operating loss in joint ventures		(0.5)		(3.0)		—		(3.0)
Share of operating profit in associates		0.1		—		—		—

Profit on ordinary activities before interest		451.7		362.6		14.0		376.6
Net interest and similar charges
—Group		(122.5)		(105.3)		(3.0)		(108.3)
—Joint ventures		(2.6)		(3.0)		—		(3.0)

		(125.1)		(108.3)		(3.0)		(111.3)

Profit on ordinary activities before goodwill amortisation and taxation		393.4		325.6		11.0		336.6
Goodwill amortisation		(66.8)		(71.3)		—		(71.3)

Profit on ordinary activities before taxation		326.6		254.3		11.0		265.3
Taxation	3	(106.2)		(80.8)		(3.4)		(84.2)

Profit after taxation		220.4		173.5		7.6		181.1
Minority interests		(2.6)		(2.7)		—		(2.7)

Profit for the period		217.8		170.8		7.6		178.4
Dividends	5	(174.9)		(265.2)		—		(265.2)
Profit /(loss) retained		42.9		(94.4)		7.6		(86.8)

Earnings per ordinary share	4	11.91	p	9.27	p	0.41	p	9.68	p
Adjusting item—goodwill amortisation		3.65	p	3.87	p	—		3.87	p
Earnings per ordinary share before goodwill amortisation	4	15.56	p	13.14	p	0.41	p	13.55	p

Diluted earnings per ordinary share	4	11.83	p					9.66	p
Adjusting item—goodwill amortisation		3.60	p					3.86	p

Diluted earnings per ordinary share before goodwill amortisation	4	15.43	p					13.52	p
Dividends per ordinary share	5	9.50	p					14.354	p

The Notes on pages x to x form part of these Accounts.

Statement of Total Recognised Gains and Losses

for the six months ended 30 September 2003

	Six months ended 30 September
	2003 £m	2002 £m
Profit for the period	217.8	178.4
Exchange movement on translation of overseas results and net assets	(177.3)	(375.6)
Translation differences on foreign currency hedging	152.9	316.3

Total recognised gains and losses for the period	193.4	119.1

Reconciliation of Movements in Shareholders’ Funds

for the six months ended 30 September 2003

	Six months ended 30 September
	2003 £m	2002 £m

Profit for the period	217.8	178.4
Dividends	(174.9)	(265.2)

Profit/(loss) retained	42.9	(86.8)
Exchange movement on translation of overseas results and net assets	(177.3)	(375.6)
Translation differences on foreign currency hedging	152.9	316.3
Share capital issued	5.4	6.4

Net movement in shareholders’ funds	23.9	(139.7)
Opening shareholders’ funds	4,638.3	4,731.4

Closing shareholders’ funds	4,662.2	4,591.7

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement

for the six months ended 30 September 2003

		Six months ended 30 September
	Notes	2003 £m	2002 £m

Cash inflow from operating activities	6	690.4	620.5
Dividends received from joint ventures		0.2	0.7
Returns on investments and servicing of finance		(128.5)	(162.0)
Taxation		(96.8)	(117.9)

Free cash flow		465.3	341.3
Capital expenditure and financial investment		(387.7)	(349.8)

Cash flow before acquisitions and disposals		77.6	(8.5)
Acquisitions and disposals		(3.5)	1,907.9
Equity dividends paid		(219.7)	(258.6)

Cash (outflow)/inflow before use of liquid resources and financing		(145.6)	1,640.8
Management of liquid resources	7	(40.8)	(807.5)
Financing
—Issue of ordinary share capital		5.4	6.4
—Redemption of preferred stock of PacifiCorp		(4.6)	(5.1)
—Cancellation of swaps		76.1	—
—Increase/(decrease) in debt	7	421.5	(811.3)

		498.4	(810.0)

Increase in cash in period	7	312.0	23.3

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the six months ended 30 September 2003

		Six months ended 30 September
	Note	2003 £m	2002 £m
Increase in cash in period		312.0	23.3
Cash (inflow)/outflow from (increase)/decrease in debt		(421.5)	811.3
Cash outflow from movement in liquid resources		40.8	807.5

Change in net debt resulting from cash flows		(68.7)	1,642.1
Net debt disposed		—	100.0
Foreign exchange movement		115.6	273.6
Other non-cash movements		(5.9)	(1.3)

Movement in net debt in period		41.0	2,014.4
Net debt at end of previous period		(4,321.0)	(6,208.4)

Net debt at end of period	7	(4,280.0)	(4,194.0)

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet

as at 30 September 2003

Notes	30 September 2003 £m	30 September 2002 £m	31 March 2003 £m
Fixed assets
Intangible assets—goodwill	2,109.9	2,347.4	2,280.6
Tangible assets	8,984.9	8,771.3	9,028.7
Investments
—Investments in joint ventures:
Share of gross assets	108.4	107.9	111.9
Share of gross liabilities	(108.3)	(107.8)	(111.8)

0.1	0.1	0.1
—Loans to joint ventures	38.2	35.8	40.2

38.3	35.9	40.3
—Investments in associates	2.8	3.4	2.8
—Other investments	269.6	254.0	247.3

310.7	293.3	290.4

11,405.5	11,412.0	11,599.7

Current assets
Stocks	225.5	182.3	154.6
Debtors
—Gross debtors	1,528.5	1,371.6	1,684.5
—Less non-recourse financing	(139.8)	(163.3)	(148.2)

1,388.7	1,208.3	1,536.3
Short-term bank and other deposits	1,007.4	1,224.5	664.6

2,621.6	2,615.1	2,355.5

Creditors: amounts falling due within one year
Loans and other borrowings	(304.4)	(587.8)	(208.5)
Other creditors	(1,553.0)	(1,520.8)	(1,785.7)

(1,857.4)	(2,108.6)	(1,994.2)

Net current assets	764.2	506.5	361.3

Total assets less current liabilities	12,169.7	11,918.5	11,961.0
Creditors: amounts falling due after more than one year
Loans and other borrowings (including convertible bonds)	(4,983.0)	(4,830.7)	(4,777.1)
Provisions for liabilities and charges
—Deferred tax	(1,292.7)	(1,271.3)	(1,301.9)
—Other provisions	(592.0)	(624.3)	(610.9)

(1,884.7)	(1,895.6)	(1,912.8)
Deferred income	(573.6)	(526.5)	(558.9)

Net assets	2	4,728.4	4,665.7	4,712.2

Called up share capital	928.7	927.2	928.0
Share premium	2,269.1	2,259.6	2,264.4
Revaluation reserve	42.6	44.5	43.5
Capital redemption reserve	18.3	18.3	18.3
Merger reserve	406.4	406.4	406.4
Profit and loss account	997.1	935.7	977.7

Equity shareholders’ funds	4,662.2	4,591.7	4,638.3
Minority interests (including non-equity)	66.2	74.0	73.9

Capital employed	4,728.4	4,665.7	4,712.2

Net asset value per ordinary share	4	249.1	p	247.0	p	249.2	p

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 4 November 2003 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Interim Accounts

for the six months ended 30 September 2003

1 Basis of preparation

(a) These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors’ Report and Accounts for the year ended 31 March 2003.

(b) The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2003 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2003 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these interim Accounts are detailed in Note 10.

2 Segmental information

(a) Turnover by segment

	Three months ended 30 September
		Total turnover		Inter-segment turnover		External turnover
		2003	2002	2003	2002	2003	2002
	Note	£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply		509.6	430.7	(8.4)	(8.3)	501.2	422.4
Infrastructure Division—Power Systems		156.2	157.6	(77.9)	(82.2)	78.3	75.4

United Kingdom total—continuing operations						579.5	497.8

United States—continuing operations
US Division
PacifiCorp		625.8	649.6	(0.5)	(1.0)	625.3	648.6
PPM		77.7	65.2	(2.7)	(2.2)	75.0	63.0

United States total—continuing operations						700.3	711.6

Total continuing operations	(i)					1,279.8	1,209.4

	Six months ended 30 September
		Total turnover		Inter-segment turnover		External turnover
		2003	2002	2003	2002	2003	2002
	Note	£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply		1,018.4	865.5	(16.3)	(16.6)	1,002.1	848.9
Infrastructure Division—Power Systems		316.9	314.9	(158.6)	(166.3)	158.3	148.6

United Kingdom total—continuing operations						1,160.4	997.5

United States—continuing operations
US Division
PacifiCorp		1,222.9	1,296.1	(1.1)	(1.7)	1,221.8	1,294.4
PPM		148.3	131.0	(5.3)	(2.6)	143.0	128.4

United States total—continuing operations						1,364.8	1,422.8

Total continuing operations						2,525.2	2,420.3

United Kingdom—discontinued operations
Southern Water		—	26.7	—	—	—	26.7

United Kingdom total—discontinued operations						—	26.7

Total	(i)					2,525.2	2,447.0

(b) Operating profit/(loss) by segment

	Three months ended 30 September
	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m	Before goodwill amorti -sation 2002 £m	Goodwill amorti -sation 2002 £m	2002 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply	4.9	(1.2)	3.7	(11.2)	(1.3)	(12.5)
Infrastructure Division—Power Systems	88.6	—	88.6	91.4	—	91.4

United Kingdom total—continuing operations	93.5	(1.2)	92.3	80.2	(1.3)	78.9

United States—continuing operations
US Division
PacifiCorp	149.7	(32.1)	117.6	140.8	(33.3)	107.5
PPM	9.9	(0.2)	9.7	6.8	—	6.8

United States total—continuing operations	159.6	(32.3)	127.3	147.6	(33.3)	114.3

Total continuing operations	253.1	(33.5)	219.6	227.8	(34.6)	193.2

	Six months ended 30 September
	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m	Before goodwill amorti -sation 2002 £m	Goodwill amorti -sation 2002 £m	2002 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply	7.0	(2.4)	4.6	(19.6)	(2.6)	(22.2)
Infrastructure Division—Power Systems	178.6	—	178.6	170.4	—	170.4

United Kingdom total—continuing operations	185.6	(2.4)	183.2	150.8	(2.6)	148.2

United States—continuing operations
US Division
PacifiCorp	318.2	(64.1)	254.1	274.9	(68.7)	206.2
PPM	15.1	(0.3)	14.8	11.2	—	11.2

United States total—continuing operations	333.3	(64.4)	268.9	286.1	(68.7)	217.4

Total continuing operations	518.9	(66.8)	452.1	436.9	(71.3)	365.6

United Kingdom—discontinued operations
Southern Water	—	—	—	14.0	—	14.0

United Kingdom total—discontinued operations	—	—	—	14.0	—	14.0

Total	518.9	(66.8)	452.1	450.9	(71.3)	379.6

(c) Net assets by segment

		30 Sept 2003	30 Sept 2002	31 March 2003
	Note	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply		845.7	793.2	908.4
Infrastructure Division—Power Systems		2,248.5	2,127.1	2,175.4

United Kingdom total—continuing operations		3,094.2	2,920.3	3,083.8

United States—continuing operations
US Division
PacifiCorp		6,539.2	6,844.3	6,787.2
PPM		423.5	260.5	375.8

United States total—continuing operations		6,962.7	7,104.8	7,163.0

Total continuing operations		10,056.9	10,025.1	10,246.8

Unallocated net liabilities	(ii)	(5,328.5)	(5,359.4)	(5,534.6)

Total		4,728.4	4,665.7	4,712.2

(i) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(ii) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the six month period ended 30 September 2003 reflects the anticipated effective rate for the year ending 31 March 2004 of 27% (2003: 25%) on the profit before goodwill amortisation and taxation as detailed below:

	Six months ended 30 September
	2003	2002
	£m	£m
Profit on ordinary activities before taxation	326.6	265.3
Adjusting item—goodwill amortisation	66.8	71.3

Profit on ordinary activities before goodwill amortisation and taxation	393.4	336.6

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 September		Six months ended 30 September
	2003	2002	2003	2002
Basic earnings per share
Profit for the period (£ million)	103.2	100.7	217.8	178.4
Weighted average share capital (number of shares, million)	1,828.5	1,843.1	1,829.5	1,842.7

Diluted earnings per share
Profit for the period (£ million)	104.7	100.7	219.3	178.4
Weighted average share capital (number of shares, million)	1,874.0	1,846.1	1,854.4	1,846.4

The difference between the basic and the diluted weighted average share capital is attributable to outstanding share options and shares held in trust in respect of certain of the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 30 September		Six months ended 30 September
	Continuing operations and Total	Continuing operations and Total	Continuing operations and Total	Continuing operations	Discontinued operations	Total
	2003	2002	2003	2002	2002	2002
	£m	£m	£m	£m	£m	£m
Profit for the period	103.2	100.7	217.8	170.8	7.6	178.4
Adjusting item—goodwill amortisation	33.5	34.6	66.8	71.3	—	71.3

Adjusted earnings	136.7	135.3	284.6	242.1	7.6	249.7

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust).

	30 Sept 2003	30 Sept 2002	31 March 2003
Net assets (as adjusted) (£ million)	4,555.1	4,555.1	4,600.1
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,828.7	1,844.5	1,845.6

5 Dividends per ordinary share

The second interim dividend of 4.75 pence per ordinary share is payable on 15 December 2003 to shareholders on the register at 14 November 2003. This dividend, together with the first interim dividend for the quarter ended 30 June 2003 of 4.75 pence per ordinary share, represents total dividends of 9.50 pence per ordinary share for the first half of the financial year. In the previous year, a second interim dividend of 7.177 pence was declared for the quarter ended 30 September 2002, representing total dividends of 14.354 pence per ordinary share for the first half of the financial year.

6 Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended 30 September
	2003 £m	2002 £m
Operating profit	452.1	379.6
Depreciation and amortisation	286.0	301.2
Profit on sale of tangible fixed assets	(5.2)	(0.8)
Release of deferred income	(10.0)	(6.0)
Movements in provisions for liabilities and charges	(33.1)	(53.0)
Increase in stocks	(76.5)	(30.8)
Decrease in debtors	200.8	17.3
(Decrease)/increase in creditors	(123.7)	13.0

Net cash inflow from operating activities	690.4	620.5

7 Analysis of net debt

	At 1 April 2003 £m	Cash flow £m	Exchange £m	Other non-cash changes £m	At 30 September 2003 £m
Cash at bank	430.1	308.3	(6.1)	—	732.3
Overdrafts	(21.1)	3.7	0.8	—	(16.6)

		312.0
Debt due after 1 year	(4,759.6)	(421.1)	110.7	103.7	(4,966.3)
Debt due within 1 year	(187.4)	(0.4)	9.6	(109.6)	(287.8)
Finance leases	(17.5)	—	0.8	—	(16.7)

		(421.5)
Other deposits	234.5	40.8	(0.2)	—	275.1

Total	(4,321.0)	(68.7)	115.6	(5.9)	(4,280.0)

‘Other non-cash changes’ to net debt represents the movement in debt of £109.6 million due after more than one year to due within one year, amortisation of finance costs of £1.4 million and finance costs of £4.5 million representing the effects of the Retail Price Index (RPI) on bonds carrying an RPI coupon.

8 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

	Six months ended 30 September
	2003 £m		2002 £m
(a) Reconciliation of profit for the financial period to US GAAP:
Profit for the financial period under UK GAAP	217.8		178.4
US GAAP adjustments:
Amortisation of goodwill	66.8		71.3
US regulatory net assets	(45.3)		(49.1)
Pensions	4.3		(7.4)
Depreciation on revaluation uplift	0.9		1.0
Decommissioning and mine reclamation liabilities	(4.9)		(13.5)
PacifiCorp Transition Plan costs	(22.7)		(8.3)
FAS 133	67.1		196.2
Other	(0.2)		(12.1)

	283.8		356.5
Deferred tax effect of US GAAP adjustments	21.6		1.1

Profit for the period under US GAAP before cumulative adjustment for FAS 143 (2002 C15 and C16)	305.4		357.6
Cumulative adjustment for FAS 143 (2002 C15 and C16)	(0.6)		141.1

Profit for the period under US GAAP	304.8		498.7
Earnings per share under US GAAP	16.66	p	27.06	p
Diluted earnings per share under US GAAP	16.52	p	27.01	p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the six months ended 30 September 2003 of £(0.6) million (net of tax) represents the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

The cumulative adjustment to the profit under US GAAP for the six months ended 30 September 2002 of £141.1 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the DIG under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract’.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	30 Sept 2003 £m	30 Sept 2002 £m	31 March 2003 £m
Equity shareholders’ funds under UK GAAP	4,662.2	4,591.7	4,638.3
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(215.9)	(158.7)	(226.3)
Amortisation of goodwill	109.5	(16.3)	51.0
ESOP shares held in trust	(30.1)	(36.6)	(38.2)
US regulatory net assets	967.9	1,001.6	1,007.9
Pensions	(400.5)	218.8	(412.8)
Dividends	87.4	132.7	132.2
Revaluation of fixed assets	(54.0)	(54.0)	(54.0)
Depreciation on revaluation uplift	11.4	9.5	10.5
Decommissioning and mine reclamation liabilities	(7.2)	25.6	0.4
PacifiCorp Transition Plan costs	31.3	67.4	56.1
FAS 133	(57.4)	(93.2)	(66.8)
Other	(7.1)	(15.5)	(12.1)
Deferred tax:
Effect of US GAAP adjustments	(135.1)	(393.8)	(157.4)
Effect of differences in methodology	(23.3)	(18.3)	(21.4)

Equity shareholders’ funds under US GAAP	5,511.4	5,833.2	5,479.7

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 30 September 2003 of £57.4 million is offset by a US regulatory net asset of £362.3 million included within ‘US regulatory net assets’ above.

9 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2002/03 Annual Report & Accounts.

10 Exchange rates

The exchange rates applied in the preparation of the interim Accounts were as follows:

Six months ended 30 September
	2003		2002
Average rate for quarters ending
30 June	$1.62/	£	$1.46/	£
30 September	$1.61/	£	$1.55/	£

Closing rate as at 30 September	$1.66/	£	$1.57/	£

The closing rate for 31 March 2003 was $1.58/£.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the interim report, which comprises the Group Profit and Loss Accounts, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Shareholders’ Funds, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2003 and for the six months ended 30 September 2003.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

4 November 2003